# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549
## RECORD OF AUTOMATIC WITHDRAWAL

## FORM APP WDG

## Pursuant to Investment Company Act Rule 0-5(g)

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**Applicant Name:**  Eaton Vance Exchange-Traded Fund Trust and Eaton Vance Management

**File Number:**  812-15296

The applicant did not respond within 120 days, in writing, to the comments the Commission staff provided on the above-referenced application on December 2, 2022.  Pursuant to rule 0-5(g) under the Investment Company Act of 1940, the above-referenced application was automatically deemed withdrawn as of the expiration of such 120-day period.